Exhibit 99.1

CureVac and Fareva Sign Agreement For Fill & Finish Manufacturing of Curevac’s COVID-19 Vaccine Candidate, CVnCoV

TÜBINGEN, Germany/ BOSTON, USA and Luxembourg – December 9, 2020 – CureVac N.V. (Nasdaq: CVAC), a global clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), and Fareva today announced an agreement regarding the fill & finish manufacturing of CureVac´s COVID-19 vaccine candidate, CVnCoV, at Fareva’s Pau and Val-de-Reuil-sites in France.

“We are proud to contribute to the manufacturing of this innovative vaccine candidate from CureVac. This agreement confirms Fareva’s strategy of investing significantly in the areas of sterile manufacturing, enlarging our technology offering,” said Alexandre Bastit, Vice President of EMEA Pharma Sales at Fareva.

“We are pleased to partner with Fareva for the fill & finish manufacturing of our COVID-19 vaccine candidate in France,” added Dr. Florian von der Mülbe, Chief Production Officer of CureVac. “Fareva is an experienced and reliable partner that will help to increase the overall production capacity for our vaccine, and by partly manufacturing our vaccine in France, we will hopefully be in a position to contribute to the protection of French citizens against the virus.”

CureVac is building an integrated European vaccine manufacturing network with several Contract Development and Manufacturing Organization (CDMO) partners. With this strategy, the company will significantly increase CureVac’s existing manufacturing capacity, allowing CureVac to develop up to several hundred million doses of its vaccines per year and to manage potential supply chain risks by working with partners during each of the key steps in the manufacturing process.

Thanks to the agreement announced today, Fareva will provide the production capacity for filling vials with the vaccine and the eluent at its sites in Pau and Val-de-Reuil, France, supporting the production of millions of doses of CureVac’s COVID-19 vaccine candidate. The mRNA vaccine will be supplied to Fareva by CureVac. Fareva’s Val-de-Reuil-site accounts for more than 500 employees and is dedicated to the manufacturing of sterile Active Pharmaceutical Ingredients (APIs) and sterile finished dosage forms (e.g., lyophilized vials, prefilled syringes and ampoules). Over the last 10 years, Fareva has invested over 80 million euros in this site and created 250 jobs. The site in Pau is a more recent acquisition by Fareva from Pierre Fabre Group, and is supported by more than 250 employees. It is dedicated to the sterile fill & finish manufacturing of biologics and high potent APIs, including freeze-dried products.

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidate in January 2020. The compound is an optimized, non-chemically modified mRNA, encoding the pre-fusion stabilized full-length spike protein of the SARS-CoV-2 virus. Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, mimicking the immune response after natural COVID-19 infection. The data support CureVac’s decision to advance a 12µg dose in its upcoming pivotal Phase 2b/3 study, which CureVac plans to initiate before the end of 2020. Clinical trial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen, supported by the current expansion of manufacturing capacities to allow for broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac

CureVac is a global clinical-stage biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

About Fareva

Fareva, a family-owned company whose strength lies in its financial independence, is one of the world’s leading CDMOs in the pharmaceuticals, cosmetics, make-up, and industrial and homecare fields. Fareva operates in 11 countries with 39 factories and has more than 12,000 employees with annual revenue reaching € 1.8 billion in 2019. For further information, please come and visit us at www.fareva.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Media Contact Fareva

Sebastien Poncet, Vice President Strategic Licensing

Marie Wicart, Communication Director

communication@fareva.com

Forward-Looking Statements
This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project~~,~~” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.